(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-21559

CUSIP Number: 92675K 20 5

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I—REGISTRANT INFORMATION

Viisage Technology, Inc.
Full Name of Registrant

N/A
Former Name if Applicable:

296 Concord Road
Address of Principal Executive Office (Street and Number)

Billerica, Massachusetts 01821
City, State and Zip Code

Part II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

By letter dated March 21, 2006, BDO Seidman, LLP (“BDO”) notified Viisage Technology, Inc. (the “Company”) that BDO had resigned as the Company’s independent registered public accounting firm. The Audit Committee of the Board of Directors of the Company promptly began to interview new independent registered public accounting firms. On May 1, 2006, the Audit Committee decided to engage Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm commencing with the audit for the fiscal year ending December 31, 2006. Due to this recent change in the Company’s independent registered public accounting firm, the Company is unable to timely file its Form 10-Q for the quarter ended March 31, 2006 without unreasonable effort and expense.

Part IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley T. Miller	978	932-2200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

On March 2, 2006, the Company issued a press release to the public in which it announced its financial results for the quarter and year ended December 31, 2005, and provided guidance for its anticipated financial results for the quarter ended March 31, 2006. The press release was filed on Form 8-K with the Commission on March 2, 2006. As disclosed in the press release, for the quarter ended March 31, 2006, the Company announced that it was anticipating that revenue would be in the range of $20 to $22 million, and earnings per share would range from a loss of (including a stock option expense of $1 million or $0.03 per share, and excluding any integration costs related to the proposed merger with Identix Incorporated) $0.10 to a loss of $0.14. On May 2, 2006, the Company issued a press release to the public in which it announced that it was reaffirming its revenue and earnings per share guidance for the quarter ended March 31, 2006. The press release also stated that the Company expected to report results for the first quarter ended March 31, 2006 concurrently with the filing of the Form 10-Q on or about May 15, 2006.

Based on the guidance announced by the Company, revenue for the first quarter of 2006 is expected to be $3.2 to $5.2 million higher than the Company’s revenues of $16.8 million for the first quarter of 2005, and net loss is expected to be $0.07 to $0.11 higher than the Company’s net loss of $0.03 per fully diluted share in the first quarter of 2005.

Viisage Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2006	By:	/s/ Bradley T. Miller
Bradley T. Miller Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

2